Exhibit 8.1

Principal Subsidiaries of Youlife Group Inc.

Name of Subsidiaries	Place of Incorporation	Ownership Interest
Shanghai Youerlan Information Technology Co., Ltd.	PRC	100%
Hubei Youlife External Service Information Technology Co., Ltd.	PRC	100%
Anqing Bicai Property Management Co., Ltd.	PRC	51%
Wuhu Lanfu Internet Technology Co., Ltd.	PRC	100%
Shanghai Lanyuyun Software Development Co., Ltd.	PRC	100%
Zhejiang Youlan International Holdings Co., Ltd.	PRC	100%
Youlife Technology Limited	Hong Kong	100%